

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Douglas Cahill
Chief Executive Officer
Hillman Solutions Corp.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

>   **Re: Hillman Solutions Corp.**
>   **Form 10-K for the Fiscal Year Ended December 25, 2021**
>   **Filed March 16, 2022**
>   **File No. 001-39609**

Dear Mr. Cahill:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing